Exhibit 99.4

NOTICE OF GENERAL MEETING OF SHAREHOLDERS OF THOMSON REUTERS PLC

This document is important.  If you are in doubt as to the action you should take, you are recommended to contact your stockbroker, bank manager, accountant, solicitor or other independent financial advisor authorized under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorized independent financial advisor if you are taking advice in a jurisdiction outside the United Kingdom.

If you have sold or otherwise transferred all of your Thomson Reuters PLC ordinary shares or Thomson Reuters PLC American Depositary Shares (ADSs), please send this document together with the accompanying proxy form to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.  If you have sold only part of your holding of Thomson Reuters PLC shares, or entitlements thereto through Thomson Reuters PLC ADSs, please consult the stockbroker, bank or other agent through whom the sale or transfer was effected as to the action you should take.

Date

Friday, August 7, 2009.

Time

8:45 a.m. (Eastern Daylight Time) / 1:45 p.m. (British Summer Time)  (or as soon thereafter as the Thomson Reuters PLC Court Meeting (as defined in the accompanying management information circular) shall have been concluded or adjourned).

Place

The Thomson Reuters Building, South Colonnade, Canary Wharf, London, United Kingdom.

The meeting will also be webcast at www.thomsonreuters.com.

Business

The business of the meeting will be to consider and, if thought fit, pass the following resolution and to transact any other business properly brought before the meeting and any adjourned or postponed meeting.

SPECIAL RESOLUTION

That, for the purpose of giving effect to the scheme of arrangement (the Scheme) dated July 8, 2009 in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court of Justice in England and Wales (the Court) proposed to be made between Thomson Reuters PLC and the holders of the Scheme Shares (as defined in the Scheme):

(a)	at the Reorganisation Record Time (as defined in the Scheme):

(i)
each Scheme Share in respect of which a valid election under the Transfer Alternative (as defined in the Scheme) has been made shall be reclassified into one T ordinary share of £0.25 each (the T Ordinary Shares), such T Ordinary Shares having the rights set out in new articles 3 and 10 to be adopted pursuant to section (b) of this Resolution; and

(ii)
each Excluded Share (as defined in the Scheme) shall be reclassified into one E Ordinary Share of £0.25 each (the E Ordinary Shares), such E Ordinary Shares having the rights set out in new articles 3 and 10 to be adopted pursuant to section (b) of this Resolution;

(b)
with effect from the reclassifications referred to in section (a) of this Resolution, articles 3 and 10 of the articles of association of Thomson Reuters PLC (the Articles) shall be replaced by the following new articles 3 and 10:

"3.	SHARE CAPITAL

The share capital of the Company at the date of adoption of these Articles will be £100,487,501 divided into:

(a)	ordinary shares of £0.25 each (the Ordinary Shares);

(b)	T ordinary shares of £0.25 each (the T Ordinary Shares);

(c)	E ordinary shares of £0.25 (the E Ordinary Shares);

(d)	one special voting share of £500,000 (the Special Voting Share); and

(e)	one Reuters founders share of £1 (the Reuters Founders Share).

10.	ORDINARY SHARES, T ORDINARY SHARES AND E ORDINARY SHARES

The rights, privileges, restrictions and conditions attaching to the Ordinary Shares, T Ordinary Shares and E Ordinary Shares are as follows:

10.1	Notice of meetings and voting rights

Except for meetings of holders of a particular class or series of shares other than the Ordinary Shares (in the case of the Ordinary Shares), the T Ordinary Shares (in the case of the T Ordinary Shares), or the E Ordinary Shares (in the case of the E Ordinary Shares) required by Applicable Laws to be held as a separate class or series meeting, the holders of the Ordinary Shares, the T Ordinary Shares and the E Ordinary Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and at any such meeting to vote, together with (except at meetings of holders of Ordinary Shares (in the case of the Ordinary Shares), T Ordinary Shares (in the case of the T Ordinary Shares), or the holders of the E Ordinary Shares (in the case of the E Ordinary Shares) required by Applicable Laws to be held as a separate class meeting) the holders of the Ordinary Shares, T Ordinary Shares and E Ordinary Shares and the holder of the Special Voting Share, on all matters submitted to a vote on the basis of one vote for each Ordinary Share, T Ordinary Share or E Ordinary Share held.

10.2	Dividends

Subject to Applicable Laws, the holders of the Ordinary Shares, T Ordinary Shares and E Ordinary Shares shall be entitled to receive and the Company shall pay thereon, if, as and when declared by the Board of Directors out of the assets of the Company properly applicable to the payment of dividends, dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine rateably according to the number of such shares held by the holders, respectively.

10.3	Liquidation, dissolution and winding up

Subject to any provision made under section 719 of the CA 1985 and any special rights which may be attached to any other class of shares, upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Ordinary Shares, T Ordinary Shares and E Ordinary Shares shall be entitled to share equally, according to the number of shares held by them, in all remaining property and assets of the Company.";

(c)	(i)
the Scheme be approved and the directors of Thomson Reuters Corporation and Thomson Reuters PLC be and are hereby authorized to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(ii)	for the purpose of giving effect to the Scheme:

(A)
the issued share capital of Thomson Reuters PLC be reduced by cancelling and extinguishing the Ordinary Shares (as defined in the Articles at the date of the Court Hearing (as defined in the Scheme)) other than: (i) those Scheme Shares in respect of which valid elections have been made under the Transfer Alternative (such Scheme Shares to be reclassified as T Ordinary Shares following the reclassifications referred to in section (a) of this Resolution taking effect) and (ii) any Excluded Shares (such Excluded Shares to be reclassified as E Ordinary Shares following the reclassifications referred to in section (a) of this Resolution taking effect), and

(B)	forthwith and contingently upon such reduction of capital taking effect:

I.
the authorized share capital of Thomson Reuters PLC be increased to its former amount by the creation of such number of Ordinary Shares (New Thomson Reuters PLC Shares) as is equal to the aggregate number of Ordinary Shares cancelled pursuant to section (c)(ii)(A) of this Resolution;

II.
Thomson Reuters PLC shall apply the reserve arising as a result of such reduction of capital in paying up, in full at par, the New Thomson Reuters PLC Shares, which shall be allotted and issued, credited as fully paid, to Thomson Reuters Corporation and/or its nominee or nominees; and

III.
the directors of Thomson Reuters PLC be and they are hereby generally and unconditionally authorized, for the purposes of section 80 of the Companies Act 1985, to allot the New Thomson Reuters PLC Shares provided that:

—	the maximum nominal amount of share capital which may be allotted hereunder shall be £45,650,000;

—	this authority shall expire on December 31, 2009; and

—	this authority shall be in addition to any subsisting authority conferred on the directors of Thomson Reuters PLC pursuant to the said section 80,

PROVIDED THAT if the reduction of capital does not become effective by 1:00 p.m. (Eastern Daylight Time) / 6:00 p.m. (British Summer Time) on the fifth Business Day following the Reorganisation Record Time, or such later time and date as agreed by Thomson Reuters PLC and Thomson Reuters Corporation and which the Court may think fit to approve or impose (the Reversal Time):

(i)	the reclassifications effected by section (a) of this Resolution; and

(ii)	the amendment made to the Articles by section (b) of this Resolution and paragraph (d) below,

shall be reversed;

(d)	with effect from the passing of this Resolution, the Articles be amended by the adoption and inclusion of the following new Article 51:

“51.	SCHEME OF ARRANGEMENT

51.1
For the purpose of this Article 51, references to the Scheme are to the scheme of arrangement between the Company and the holders of the Scheme Shares dated July 8, 2009 under Part 26 of the Companies Act 2006 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and (save as defined in this Article) expressions defined in the Scheme shall have the same meaning in this Article.

51.2
Notwithstanding any other provisions of these Articles, if any ordinary shares in the capital of the Company are allotted and issued to any person (a New Member) other than Thomson Reuters Corporation and/or its nominee or nominees after the time at which this Article becomes effective and before 6.00 p.m. on the business day before the date on which the Court confirms the Thomson Reuters PLC Reduction of Capital (as defined in the Scheme), such ordinary shares in the share capital of the Company shall be allotted and issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes thereof and the New Member, and any subsequent holder other than Thomson Reuters Corporation and/or its nominee or nominees, shall be bound by the terms of the Scheme.

51.3
Subject to the Scheme becoming effective, if any ordinary shares in the share capital of the Company are issued and allotted to a New Member at or after 6.00 p.m. on the business day before the date on which the Court confirms the Thomson Reuters PLC Reduction of Capital (the Post-Scheme Shares), they will, on receipt by the Company of an election in writing from Thomson Reuters Corporation, be immediately transferred to Thomson Reuters Corporation and/or its nominee in consideration of and conditional upon the issue or transfer to the New Member of one Thomson Reuters Corporation Share for each Post-Scheme Share, so transferred. Any Thomson Reuters Corporation Shares issued pursuant to this Article 51 to the New Member will be credited as fully paid and will rank equally in all respects with all Thomson Reuters Corporation Shares in issue at the time (other than as regards any dividend or other distribution payable, or return of capital made, by reference to a record time preceding the date of exchange) and will be subject to the Articles and By-Laws of Thomson Reuters Corporation.

51.4
The number of Thomson Reuters Corporation Shares to be issued or transferred to the New Member under this Article 51 may be adjusted by the directors of the Company in such manner as the Company's auditors may determine on any reorganisation or material alteration of the share capital of either the Company or of Thomson Reuters Corporation or any other return of value to holders of Thomson Reuters Corporation Shares, provided always that any fractions of Thomson Reuters Corporation Shares shall be disregarded and shall be aggregated and sold for the benefit of Thomson Reuters Corporation.

51.5
In order to give effect to any such transfer required by this Article 51, the Company may appoint any person to execute and deliver a form of transfer on behalf of the New Member in favour of Thomson Reuters Corporation and/or its nominee or nominees and to agree for and on behalf of the New Member to become a member of Thomson Reuters Corporation. Pending the registration of Thomson Reuters Corporation as a holder of any Post-Scheme Shares to be transferred pursuant to this Article 51, Thomson Reuters Corporation shall be empowered to appoint a person nominated by the directors of the Company to act as attorney on behalf of the holder of the Post-Scheme Shares in accordance with such directions as Thomson Reuters Corporation may give in relation to any dealings with or disposal of the Post-Scheme Shares (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and any holder of Post-Scheme Shares shall exercise all rights attached thereto in accordance with the directions of Thomson Reuters Corporation but not otherwise. The Company shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares.

51.6
Settlement of the Thomson Reuters Corporation Shares issued to New Members pursuant to Article 51.3 shall be effected as follows: Thomson Reuters Corporation shall issue the Thomson Reuters Corporation common shares to which the New Member is entitled to Computershare Trust Company of Canada (as registered holder); Thomson Reuters Corporation will cause Computershare Trust Company of Canada to hold such shares on trust (as bare trustee under English law) on behalf of Computershare Investor Services PLC, in its capacity as depositary for depositary interests (DIs) each of which represents an entitlement to a Thomson Reuters Corporation common share (the Thomson Reuters Corporation DIs) and will cause Computershare Investor Services PLC to hold such shares on trust (as bare trustee under English law) on behalf of the New Member; Computershare Investor Services PLC will then issue the Thomson Reuters Corporation DIs in CREST to Computershare Company Nominees Limited and Computershare Company Nominees Limited shall deliver to the New Member a letter setting out its entitlement to Thomson Reuters Corporation DIs no later than 14 days after the issue and allotment of the relevant Post-Scheme Share.

51.7
The provisions of this Article 51 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Scheme Shares with a registered address in a jurisdiction outside the United Kingdom, Thomson Reuters Corporation is advised that the allotment and/or issue of Thomson Reuters Corporation Shares pursuant to this Article 51 would or might infringe the laws of such jurisdiction or would or may require Thomson Reuters Corporation to observe any governmental or other consent or any registration, filing or other formality, with which Thomson Reuters Corporation is unable to comply or with which Thomson Reuters Corporation regards it unduly onerous to comply, Thomson Reuters Corporation may, in its sole discretion, either:

(a)
determine that the Thomson Reuters Corporation Shares shall not be allotted and/or issued to such holder under this Article 51 but shall instead be allotted and issued (directly on Thomson Reuters Corporation’s shareholder register either through the direct registration system or through holding share certificates) to a nominee appointed by Thomson Reuters Corporation as nominee for such holder on terms that the nominee shall, as soon as practicable following such allotment and issue, sell the Thomson Reuters Corporation Shares so allotted and issued on behalf of such holder at the best price which can reasonably be obtained at the time of sale and account for the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax payable thereon) by sending a cheque or creating a payment instruction in accordance with the provisions of Article 42.14 (Method of cash dividend payments) mutatis mutandis. In the absence of bad faith or wilful default, none of the Company, Thomson Reuters Corporation or the nominee shall have any liability for any loss or damage arising as a result of the timing or terms of such sale; or

(b)
determine that the Thomson Reuters Corporation Shares shall be sold, in which event the Thomson Reuters Corporation Shares shall be issued to such holder (directly on Thomson Reuters Corporation’s shareholder register either through the direct registration system or through holding share certificates) and Thomson Reuters Corporation shall appoint a person to act pursuant to this Article 51(6)(b) and such person shall be authorized on behalf of such holder to procure that any shares in respect of which Thomson Reuters Corporation has made such determination shall as soon as practicable following such issue be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax payable thereon) shall be paid to such holder by sending a cheque or creating a payment instruction in accordance with the provisions of Article 42.14 (Method of cash dividend payments) mutatis mutandis. To give effect to any such sale, the person so appointed shall be authorized on behalf of such holder to execute and deliver a form of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, Thomson Reuters Corporation or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.”;

(e)
subject to and conditional upon the Scheme becoming effective, and subject to it being approved by the United Kingdom Listing Authority (UKLA), the Thomson Reuters PLC Shares (as defined in the Scheme) be delisted from the Official List of the UKLA;

(f)
subject to and conditional upon the Scheme becoming effective, each T Ordinary Share and each E Ordinary Share shall be reclassified into one Ordinary Share (as defined in the Articles) and articles 3 and 10 of the Articles shall be replaced by the following new articles 3 and 10:

"3.	SHARE CAPITAL

The share capital of the Company at the date of adoption of these Articles will be £100,487,501 divided into ordinary shares of £0.25 each (the Ordinary Shares), one special voting share of £500,000 (the Special Voting Share) and one Reuters founders share of £1 (the Reuters Founders Share).

10.	ORDINARY SHARES

The rights, privileges, restrictions and conditions attaching to the Ordinary Shares are as follows:

10.1	Notice of meetings and voting rights

Except for meetings of holders of a particular class or series of shares other than the Ordinary Shares required by Applicable Laws to be held as a separate class or series meeting, the holders of the Ordinary Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and at any such meeting to vote, together with (except at meetings of holders of Ordinary Shares required by Applicable Laws to be held as a separate class meeting) the holder of the Special Voting Share, on all matters submitted to a vote on the basis of one vote for each Ordinary Share held.

10.2	Dividends

Subject to Applicable Laws, the holders of the Ordinary Shares shall be entitled to receive and the Company shall pay thereon, if, as and when declared by the Board of Directors out of the assets of the Company properly applicable to the payment of dividends, dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine rateably according to the number of such shares held by the holders respectively.

10.3	Liquidation, dissolution and winding up

Subject to any provision made under section 719 of the CA 1985 and any special rights which may be attached to any other class of shares, upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Ordinary Shares shall be entitled to share equally, according to the number of shares held by them, in all remaining property and assets of the Company."

This meeting will be held concurrently with the special meeting of shareholders of Thomson Reuters Corporation.

Record Date

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you are a holder of our ordinary shares as of 1:00 p.m. (Eastern Daylight Time) / 6:00 p.m. (British Summer Time) on August 5, 2009.

Voting

Please vote by proxy on the matters to be considered at the meeting if it is not convenient for you to attend in person.  The enclosed proxy form contains instructions on how to complete and send your voting instructions. Alternatively, if you hold your ordinary shares in uncertificated form (i.e. in CREST), voting may be effected using the CREST Proxy Voting Service so as to be received by Equiniti Limited (under CREST participant ID RA19) in accordance with the procedures set out in the CREST manual. If you hold your ordinary shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

Our transfer agent Equiniti Limited, Aspect House, Lancing, West Sussex BN99 6DA, United Kingdom, must receive your proxy or voting instructions no later than 8:45 a.m. (Eastern Daylight Time) / 1:45 p.m. (British Summer Time) on August 5, 2009, or if the meeting is adjourned or postponed, no later than 48 hours before any adjourned or postponed meeting.

If you have any questions or need assistance voting your ordinary shares, please call Equiniti Limited between 3:30 a.m. and 12:30 p.m. (Eastern Standard Time) / 8:30 a.m. and 5:30 p.m. (British Summer Time) Monday to Friday (except U.K. public holidays) on 0871 384 2938 (from within the U.K.) or +44 121 415 7579 (from outside the U.K.).  Calls to this number are charged at 8p per minute from a British landline.  Other telephony provider costs may vary.

Additional information regarding how to vote is set forth in the “Action to be Taken and Voting Information” section of the accompanying management information circular.

Please visit www.thomsonreuters.com for more information.

By order of the Board of Directors,

David W. Binet
Company Secretary
July 8, 2009

Registered office: The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom

Registered Company No. 6141013